FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Press Release regarding results for the quarter ended June 30, 2011 revised as of September 8, 2011
2.	Notice to the Market dated September 8, 2011 regarding rectification and ratification of the financial letter for the quarter ended June 30, 2011

Item 1

Record Results on the first quarter with Raízen

São Paulo, August 16th of 2011 - COSAN LIMITED (NYSE: CZZ; BM&FBovespa: CZLT11) and COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBovespa: CSAN3) are announcing today their results for the first quarter of fiscal year 2012, ended on June 30th of 2011. The results for 1Q’12 are shown in consolidated form, according to Brazilian corporate legislation (BRGAAP) and aligned with international accounting principles (IFRS).

Marcelo Martins CFO & IRO Guilherme Machado IR Manager Phillipe Casale IR Analyst Guilherme Credidio IR Analyst ri@cosan.com.br www.cosan.com.br/ir	Highlights 1Q’12

o  Impact of R$2.2 billion on the net income due to the establishment of Raízen

o  A 28.6% growth in the net revenue of Raízen Energia

o  An of R$60.8 per cubic meter in Raízen Combustíveis

o  A net revenue of R$69.7 million energy cogeneration

o  A record EBITDA Margin of 38.5% in Rumo.

o  Increase of 14.1% of Lubs net revenue

	Summary of Financial Information – Cosan Consolidated
	Amounts in R$ MM	1Q'12	1Q'11
Definitions: 1Q’12 – quarter ended June 30, 2011 1Q’11 - quarter ended June 30, 2010 FY’12 – fiscal year beginning on April 1, 2011 and ended on March 31, 2012 FY’11 – fiscal year beginning on April 1, 2010 and ended on March 31 , 2011	Net Operating Revenue	5,188.0	3,999.6
	Gross Profit	588.0	476.9
	Gross Margin	11.3%	11.9%
	Operating Profit	3,513.9	137.9
	EBITDA	3,817.5	428.4
	EBITDA Margin	73.6%	10.7%
	Adjusted EBITDA*	502.4	428.4
	Adjusted EBITDA Margin	9.7%	10.7%
	Net income before minority shareholders	2,302.4	2.2
	Net Income	2,299.3	0.4
	Net Margin	44.3%	0.0%
		1Q'12	1Q'11
	CAPEX	756.3	711.1
	Net Debt	2,741.0	5,262.7
	Shareholders’ Equity and Minority Shareholders	8,980.4	6,004.3

*excluding the effects of the Raízen formation, as section A of this Financial Letter.

A. Main Impacts of Raízen’s Formation

As of June 1st, 2011, was given effect the establishment of Raízen, joint venture between COSAN and SHELL, to explore the sugar, ethanol and the energy cogeneration businesses, and fuels distribution business.

According to the accounting principles in effect in Brazil and aligned with the international accounting practices (IFRS), the fact that we have the shared control of the assets/business contributed to Raízen, causes us to write-off the assets and liabilities contributed by Cosan by its historical book values and register the investment in Raízen by it’s fair values, as of the date in which the control became shared. For this reason, we now recognize the investment in the Raízen as of the date of their incorporation based on a economic appraisal report prepared by financial experts, based on the value of the business. The difference between the economic value of this appraisal and the reappraised value of all tangible and intangible assets and liabilities of Raízen, also prepared by independent experts, was considered goodwill assessed in the incorporation of Raízen.

The summary below sets forth the calculation of gains with the incorporation of Raízen, registered in the consolidated financial statements of this quarter as revenue, and its respective deferred income tax and social contribution effect:

Impact from creation of Raízen	Book
Amounts in R$ MM	1Q'12
Enterprise Value	19,382.0
(-) Contributed debt, net of cash received and receivable	(4,206.0)
(+) Other assets/liabilities contributed to Raízen	944.0
Total	16,120.0

COSAN’s share (50%)	8,060.0
(-) Value of assets/liabilities from COSAN	(4,195.0)
(-) Write-off of assets and other related expenses	(550.0)
(=) Gross gains from the creation of Raízen	3,315.0
(-) Deferred Income and Social Contribution taxes	(1,127.1)
(=) Gain from the creation of Raízen, net of income and social contribution taxes	2,131.8

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B. Business Units

As of this quarter, in order to provide a better understanding of how the results of Cosan Group’s companies will be consolidated, we have initiated a new form of presentation for the Financial Charter. We have dedicated a specific section for each business unit, which will detail the main production data and analyze the results from the net revenue to EBITDA.

Our Business units follow the distribution below:

o	Raízen Energia -
in mainly engaged in the production and sale of a variety of products derived from sugarcane, including  raw sugar (VHP), ethanol fuel, anhydrous carburant ethanol and hydrated carburant ethanol. Additionally this segment includes activities related to energy cogeneration from sugarcane bagasse, and is also involved with research companies and new technologies development;

o	Raízen Combustíveis -	responsible for the distribution and sale of fuels mainly through a franchised network of service stations under the brand names "Esso" and "Shell" throughout Brazil and supply of aviation fuel;

o	Rumo -	is engaged in logistics, transportation, storage and port elevation of sugar services, providing these services for both the Raízen Energia and third parties;

o	Other Businesses -	includes activities such as distribution and sale of lubricants, investments in agricultural land and other investments, as well as corporate structure activities of Cosan Group.

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EBITDA by Business Units

Following is EBITDA for each business unit of Cosan. The presented results represent the full financial performance of each segment and therefore do not consider the consolidation of 50% of business Raízen Energia and Raízen Combustíveis.

Particularly for Raízen Combustíveis the results are presented in a proforma basis and consider two months (April and May of 2011) of combined fuel distribution business from both Esso and Shell as well as the first month (June of 2011) of Raízen Combustiveis.

EBITDA and EBITDA Margin by Business Unit – 1Q12			Raízen Combustíveis
Amounts in R$ MM		Raízen Energia	(Pro forma)	Rumo	Other Businesses
Net Operating Revenue		1,637.3	9,725.5	141.0	241.1
(-)	Cost of Goods Sold	(1,285.0)	(9,252.2)	(94.1)	(152.5)
(=)	Gross Profit	352.3	473.3	46.8	88.6
	Gross Margin	21.5%	4.9%	33.2%	36.7%
(-)	Selling Expenses	(142.0)	(260.1)	-	(54.7)
(-)	General and Administrative Expenses	(116.5)	(61.0)	(9.0)	(18.8)
(±)	Other Operating Expenses	(10.4)	61.1	6.3	2.3
(±)	Effect from creation of Raízen	-	-	-	3,315.1
(+)	Depreciation and amortization	237.8	96.1	10.2	9.6
(=)	EBITDA	411.3	309.5	54.3	3,342.1
	EBITDA Margin	25.1%	3.2%	38.5%	n/a
(=)	Adjusted EBITDA	411.3	309.5	54.3	26.95
	Adjusted EBITDA Margin	25.1%	3.2%	38.5%	11.2%
	Adjusted EBITDA Margin (R$/m3)	-	60.8	-

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B.1. Raízen Energia

Following are the results of our Sugar and Ethanol segment, formerly CAA - Cosan Sugar and Ethanol, which is now called Raízen Energia. As previously described, this segment’s core business is the production and sale of a variety of products derived from sugarcane, including raw sugar (called VHP), anhydrous and hydrous ethanol, as well as activities related to energy cogeneration.

For this quarter specifically, the results of the former Cosan Alimentos, now named Docelar, represents the business of acquisition, packaging and distribution of sugar, mainly under the brands União and DaBarra, will be presented within the results of Raízen Energia. As of July 1, 2011, with the purchase of this business from Raízen, Docelar will become a wholly owned subsidiary of Cosan.

The results presented below consider two months operation under Cosan’s management of Cosan (April and May of 2011) and the consolidation of one month (June 2011) of operations under management of Raízen.

Production Data

During this quarter, Raízen Energia operated 24 mills of ethanol, sugar and energy cogeneration with crushing capacity of 65 million tons per harvest.
Operating Figures
	1Q'12	1Q'11
Crushed sugarcane	18,385	19,868
Own (‘000 tons)	10,015	9,896
Suppliers (‘000 tons)	8,370	9,972
Sugarcane TRS (kg/ton)	124	129
Mechanization (%)	84.0%	79.8%

Production
Sugar	1,183	1,268
Raw Sugar (‘000 tons)	720	861
White Sugar (‘000 tons)	463	407
Ethanol	629	755
Anhydrous Ethanol (‘000 m³)	201	196
Hydrous Ethanol (‘000 m³)	428	559

The volume of sugarcane crushed in this first quarter was 18.4 million, 7.5% below the amount of sugarcane crushed in the same period in the previous year, out of which 54% were owned sugarcane. This production decrease is due to a delay in the average beginning of the harvest, which in 2010/11 was in the first week of April and in the 2011/12 harvest was April 23, 2011.

The level of mechanization is 84%, reflecting investments made over recent years, increasing the efficiency in the harvest. The level of sugarcane TSR on 1Q’12 was 124.5 kg/ton, representing a decrease compared to the 2010/2011 end of harvest, in which the TSR was 140.5 kg/ton, according to UNICA.

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Net Revenue

Sales breakdown
Amounts in R$ MM	1Q'12	1Q'11
Net Operating Revenue	1,637.3	1,273.6
Sugar Sales	873.9	829.3
Domestic Market	343.5	310.0
Foreign Market	530.4	519.4
Ethanol Sales	643.8	356.9
Domestic Market	583.4	306.7
Foreign Market	60.4	50.1
Energy Cogeneration	69.7	53.3
Other Products and Services	49.9	34.1

The net revenue of Raízen Energia in this first quarter reached R$1.6 billion, an increase of 28.6% compared to the same period in the previous year, which reported a net revenue of R$1.3 billion, mainly due to better sugar and ethanol prices as well as the growth of other lines of revenue.

Sugar Sales

In this first quarter, sugar sales represented 53.3% from net revenue of Raízen Energia. Compared to 1Q’11, the net revenue in this period was R$873.9 million, representing an increase of 5.4% the first quarter of 2011, compared to the R$829.3 million in the same period in the previous year. The average price of sugar per ton was R$948.6 on the 1Q’12.

On 1Q’11, the sugar sales for domestic market represented 37.4% compared to the 39.3% recognized this quarter. The increase in the net revenue is related mainly to the higher price of sugar, especially in the domestic market, which was 19.1% higher than in the same period in the previous year, and the increase in sales volume compared to the foreign market.

Sugar

Volume (thousand tons) and Unit Average Price (R$/ton)

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Sugar Inventories

Sugar Inventories
	1Q'12	1Q'11
´000 ton	418.0	579.7
R$'MM	295.8	298.9
R$/ton	707.5	515.5

Ethanol Sales

Revenue on ethanol sales in 1Q’12 totaled R$643.8 million, representing an increase of 80.4% compared to the first quarter of 2011. The main reason for this growth was the significant increase of 68.3% in the average price of ethanol, which in the first quarter of the last harvest was R$785.4/m³ and in 1Q’12 was R$1,321.4/m³, as well as the 7.2% increase in sales volume, in view of the current market situation. The price of ethanol in the domestic market has dramatically increased, mainly due to the scarce supply of hydrous ethanol for the market and harvest yield below initial expectations.

Ethanol

Volume (million liters) and Unit Average Price (R$/thousand liters)

Ethanol Inventories

Ethanol Inventories
	1Q'12	1Q'11
´000 m³	288.8	370.5
R$'MM	307.2	321.8
$R/m³	1,063.5	868.4

Energy Cogeneration

The net revenue of energy totaled R$69.7 million, representing a growth of 30.8%. The reduction of 7.2% on average price, compared with 1Q’11 was totaled compensated by the increase of volume of energy sold, which was 41.0% higher than in the same period in the previous year due to the beginning of operation on our cogeneration plants in the mills of Caarapó, Barra and Bonfim.

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Electric Energy

Volume (‘000 MWh) and Unit Average Price (R$/MWh)

Other Products and Services

Net revenue from other products and services by Raízen Energia increased by 46.1% and represented a total of R$49.9 million in 1Q’12, mainly due to an increase in the sale of molasses and other products for service providers in agricultural areas.

Cost of Goods Sold

COGS per Product
Amounts in R$ MM	1Q'12	1Q'11
Cost of Goods Sold (COGS)	(1,285.0)	(1,018.4)
Sugar	(679.5)	(534.3)
Ethanol	(523.1)	(422.2)
Other and Energy Cogeneration	(82.4)	(61.9)
Average Unitary Costs
Cash cost of sugar (R$/ton)	(581.9)	(446.6)
Cash cost of ethanol (R$/’000 liters)	(713.4)	(708.6)
*The unit average costs represent the box-cost, in which are not considered depreciation and amortization of planting, agricultural depreciation (machinery and equipment), industrial depreciation and harvest off-season maintenance.

The cost of goods sold in this quarter increased by 26.2% compared to the first quarter of the previous harvest, due to a decrease in production volume. The main factors that led to this increase were:

Þ	A delayed beginning of the 2011/12 harvest, in order to enable a better TCH (tons of sugarcane per hectare in Portuguese);

Þ	An TSR decrease from 128.8 kg/ton on the 1Q’11 to 124.5 kg/ton in 1Q’12;

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Þ	An increased cost of suppliers sugarcane, due to the higher cost of TSR/kg, which was R$ 0.3528 in 1Q’11, and R$0.4952 in 1Q’12, mainly because of the higher TSR;

Þ	Increase of own sugarcane cost, due to rising lease costs in the period, which was R$15.74 per ton of sugarcane in 1Q’12, compared to the cost of R$ 10.46 in 1Q’11;

Þ	A lower dilution of planting and treatment costs for the period, due to a decrease of productivity;

Þ	An increase in labor costs, due to a collective agreement of approximately 8%.

Gross Profit

Gross profit and gross margin per product
Amounts in R$ MM	1Q'12	1Q'11
Gross Profit	352.3	255.2
Gross Profit - Sugar	194.4	295.0
Gross Margin – Sugar (%)	22.2%	35.6%
Gross margin (cash) – Sugar (R$/ton)	38.7%	49.8%
Gross Profit - Ethanol	120.7	(65.3)
Gross margin – ethanol (%)	18.7%	-18.3%
Gross margin (cash) - Ethanol (R$/’000 liters)	46.0%	9.8%
Gross Profit - Other and Energy Cogeneration	37.2	25.5

The 1Q’12 presented a growth of 38,0% on gross profit reaching R$352.3 million compared to R$255.2 million on the 1Q’11. Ethanol sales contributed with a gross profit of R$120.7 compare to a Loss of R$65.3 million on 1Q’11. The gross margin (cash) for this quarter was 46.0%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses
Amounts in R$ MM	1Q'12	1Q'11
Selling Expenses	(142.0)	(111.7)
Selling, General and Administrative Expenses	(116.5)	(81.4)

In this 1Q’12 the selling expenses increased by 27.1% representing R$ 142.0 million. This increase basically refers to:

(i)	Increase on the CIF sales on the quarter

(ii)	Costs of handling and storage of ethanol

General and administrative expenses represented an increase of 43.0% in comparison with the same period of the prior year mainly due to expenses related to the constitution of the new administrative structure of Raízen and also due to the fact that some provisions related to the variable compensation were written-back on the 1Q11 which did not occur in this quarter.

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EBITDA

EBITDA
Amounts in R$ MM	1Q'12	1Q'11
EBITDA	411.3	309.3
Margin	25.1%	24.3%

Raízen Energia’s EBITDA in the 1Q’12 was of R$411.3 million representing a decrease of 32.9% in comparison with the same period of the prior year.

Hedge

Volume positions and fixed sugar prices with trading or through derivative financial instruments on June 30, 2011, as well as the exchange derivative contracts, executed for purposes of protection of the Company’s future cash flows, are summarized as follows:

Summary of Hedge Operations at June 30, 2011
	2011 / 2012	2012 / 2013
Sugar
NY11
Volume (‘000 tons)	1,654.4	61.5
Average Price (¢US$/lb)	23.1	23.4
London #5
Volume (‘000 tons)	106.3	-
Average Price (US$/lb)	724.3	-
Exchange rate
US$
Volume (US$ million)	690.5	50.0
Average Price (R$/US$)	1.6965	1.6960
Volume to be Sold/Hedged (‘000 tons)	3,050.3	3,074.9
% Sale Protected Sugar/Fixed	57.7%	2.0%

Hedge Accounting Impacts

The Company has been using the cash flow hedge accounting to certain derivative financial instruments to cover price risk of sugar and exchange variation risk on sugar export revenues.

With the effectiveness of Raízen’s constitution on June 1, 2011, we had in this quarter the write-off of the accrued balance of losses up to that moment in the amount of R$65.0 million, net of tax effects, directly in the results of the period. From that moment we started to proportionally consolidate the new deferrals made by Raízen Energia based on the same principles of adoption of Hedge Accounting.

The table below indicates the transfer expectation of gains/losses balance of the shareholders’ equity on June 30, 2011 to net operating income of Raízen Energia(*) in future years, according to the coverage period of the designated hedge instruments.

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			Fiscal Year - (R$MM)
Derivative	Market	Risk	2011/12	2012/13	Total
Future	OTC/NYBOT	#11	(40.2)	(9.1)	(49.3)
NDF	OTC/CETIP	USD	45.6	1.5	47.1
(=) Hedge Accounting Impact			5.4	(7.6)	(2.2)
(-) Deferred Income Tax			(1.8)	2.6	0.7
(=) Asset Valuation Adjustment			3.6	(5.0)	(1.5)

(*) The foregoing table shows 100% of gains/losses reclassified for shareholders’ equity under the hedge accounting. Since Cosan proportionally consolidates Raízen Energia, such effects shall impact only 50% of the consolidated financial results.

CAPEX

Raízen Energia - CAPEX
Amounts in R$ MM	1Q12	1Q11
Total CAPEX	655.3	569.9
Raízen Energia – Operating CAPEX	427.2	309.4
Biological assets	264.8	194.6
Inter-harvest maintenance costs	114.4	62.0
SSMA and Sustaining	4.1	8.8
Mechanization	43.9	44.0
Raízen Energia – Expansion CAPEX	228.1	260.5
Cogeneration projects	136.7	98.8
Greenfield	-	24.4
Expansion	55.5	52.2
Others	35.9	85.1

In the first quarter of this year, the Company continued to highly invest in planting, crops treatment and area expansion which with the effectiveness of IFRS are now additions to biological assets, which increased by 36.1% in comparison with the prior year. Harvest off-season maintenance expenses increased due to the delay on the beginning of the harvests 2011/12.

The Company kept its investments in Safety, Health and Environment (SHE) and in agricultural mechanization basically comprised of agricultural equipment and machinery and the adjustment of its units in order to receive sugarcane from the mechanical harvesting.

The cogeneration projects were responsible for 38.4% of total Capex of Raízen Energia representing new investments on cogeneration plants on the mills of Ipaussu, Barra Bonita, Bonfim and Univalem, all of them on the state of São Paulo.

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B.2 Raízen Combustíveis

Following are the results of Raízen Combustíveis. As previously mentioned, this business unit represents the distribution and sale of fuels through a network of franchised stations under the name “Shell” and “Esso”.

Please note that particularly for the results of the 1Q’12, Raízen Combustíveis will be presented in two different basis, accounting and pro forma, for purposes of comparability between periods and greater visibility of the events arising from the establishment of this business unit.

We summarize the main differences between the two basis below:

Þ	Book base (accounting)

o
1Q'12 - two months (April and May 2011) of operation of the fuel business (CCL excluding the lubricants business) under management of Cosan and one month (June 2011) of operation of Raízen Combustíveis;

o	1Q'11 - three months (April, May and June 2010) of operation of the fuel business under management of Cosan (CCL excluding the Lubricants business);

Þ	Pro forma Base

o	1Q'12 – three months (April, May and June 2011) of Raízen Combustíveis operations (combination of assets of both Esso and Shell);

o	1Q'11 - three months (April, May and June 2010) of carve-out combination of fuel assets of both CCL and Shell;

Net Revenue

Proforma		Sales breakdown	Book
1Q'12	1Q'11	Amounts in R$ MM	1Q'12	1Q'11
9,725.5	8,444.9	Net Operating Revenue	5,129.8	2,578.4
9,703.7	8,425.6	Fuel Sales	5,107.9	2,559.1
552.3	632.0	Ethanol	332.5	169.8
4,186.4	3,068.3	Gasoline	2,237.7	1,074.7
3,818.4	3,763.8	Diesel	2,139.6	1,291.5
1,007.0	724.5	Jet fuel	326.5	-
139.6	237.1	Others	71.6	23.1
21.9	19.3	Other services	21.9	19.3

The pro forma net revenue of Raízen Combustíveis totaled R$9.7 billion in 1Q’12, representing a growth of 15.2% over the same quarter in the previous year. The main factors affecting fuel revenues this quarter were:

Þ	The 22.0% growth in the volume of gasoline C sold in 1Q’12 compared to 1Q’11 is mainly due to the following factors:

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o
A 15.3% increase in gasoline C consumption nationwide, according to ANP, due to the increase in the average price of ethanol in the comparative quarters incentivizing flex fuel car owners to decide for this kind of fuel.

Þ	The revenue from the sale of aviation fuels in the amount of R$1.0 billion in the quarter, representing a growth of 39.0% compared to the same quarter of the previous year;

Þ	A 1.5% growth in the volume of diesel sales in connection with a higher demand from industrial consumers and logistics services providers, due to the increased economic activity in the country;

Þ
A 37.0% reduction in the volume of ethanol sold, since at the end of 1Q’12 the average parity between the prices of hydrous ethanol in comparison to gasoline weighted by the fleet was 72.9%, while at the end of 1Q’11 it was 61.8%.

Fuels

Volume (Million liters) and Average Unit Price (R$/million liters)

Inventories

 (Fuels)

Fuel inventories
	1Q'12	1Q'11
‘000 m³	513.6	1,579.0
R$'MM	829.5	1,888.2
$R/m³	1,615.0	1,195.8

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Cost of Good Sold

Proforma		Cost of goods sold	Book
1Q'12	1Q'11	Amounts in R$ MM	1Q'12	1Q'11
(9,252.2)	(7,982.4)	Fuel Sales	(4,940.9)	(2,470.0)
		Average unitary cost
1Q'12	1Q'11	R$/ '000 liters	1Q'12	1Q'11
1,818	1,570	Fuel Sales	1,828	1,717

The average pro forma cost of products sold by Raízen Combustíveis presented a 15.9% increase in 1Q’12. Regardless of the volume factor, the average unit cost of R$1.818/m³ in the 1Q’12 was 15.7% higher than the 1Q’11.

The main factors behind this cost increase were:

Þ	A greater share of gasoline and diesel in the mix of sales, which have higher costs than ethanol;

Þ	An increase in ethanol costs, which impacts both the anhydrous ethanol, used in 25% of the production of gasoline, and hydrous ethanol, used in flex fuel vehicles;

Þ	An increase of 40.5% in the cost of aviation fuel sold in 1Q’12;

Gross Profit

Proforma		Gross Profit	Book
1Q'12	1Q'11	Amounts in R$ MM	1Q'12	1Q'11
473.3	462.5	Gross Margin	188.9	108.5
93.0	91.0	Gross margin (R$/’000 liters)	69.9	75.4
4.9%	5.5%	Gross Margin (%)	3.7%	4.2%

Following the results described above, the pro forma gross margin of Raízen Combustíveis was 4.9% of the net revenue, compared to 5.5% in the same quarter of the previous year. This reduction is mainly due to the change in the mix of higher costs products. Analyzing the gross margin in Reais per thousand liters, an increase of 2.2% is observed when comparing the quarters, from R$91/thousand liters in 1Q’11 to R$93/thousand liters in 1Q’12.

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Selling, General and Administrative Expenses

Proforma		Selling, General and Administrative Expenses	Book
1Q'12	1Q'11	Amounts in R$ MM	1Q'12	1Q'11
(260.1)	(308.2)	Selling Expenses	(138.9)	(68.2)
(61.0)	(65.3)	General and Administrative Expenses	(28.8)	(25.1)

The pro forma sales expenses of Raízen Combustíveis presented a 15.6% decrease in comparison between 1Q’11 and 1Q’12. This decrease is mainly due to the beginning of commercial operations and integrated logistics gains, and the elimination of corporate costs of Shell’s global structure. Thus, when the sales expenses in unit terms is analyzed, a decrease of 15.7% is observed, from R$60.6/m³ in 1Q’11 to R$51.1/m³ in 1Q’12.

The pro forma general and administrative expenses of Raízen Combustíveis in 1Q’12 totaled R$ 61.0 million, representing a 6.5% decrease compared to 1Q’11, basically due to overhead reduction by the beginning of the integrated administrative operations.

Additionally in 1Q’12 we had other operational revenues of R$ 61,1 million related to rental of assets, merchandise fees in convenience stores and sales of assets among others, out of which consider R$ 25,0 million a non recurring revenue.

EBITDA

Proforma		EBITDA	Book
1Q'12	1Q'11	Amounts in R$ MM	1Q'12	1Q'11
309.5	129.3	EBITDA	154.3	34.6
3.2%	1.5%	Margin (%)	3.0%	1.4%
60.8	25.4	EBITDA (R$/m³)	57.1	24.0

Raízen Combustíveis presented a pro forma EBITDA of R$309.5 million and EBITDA margin of 3.18% in 1Q’12, representing a margin of R$60.8/m³. This total represents an increase of 139.0% in 1Q’12 compared with 1Q’11, reflecting a best mix of products sold and a consequent improvement in average selling prices, which more than offsets the increased costs of goods sold.

Capex

Proforma		CAPEX	Book
1T'12	1T'11	Amounts in R$ MM	1T'12	1T'11
45.3	29.4	CAPEX	37.7	14,5

As expected and according to the investment plan of Raízen Combustíveis, the pro forma CAPEX for the first quarter of 2012 was R$45.3 million, representing an increase of 54.1% compared to the same quarter in the previous year, primarily due to the conversion process of the stations’ brand "Esso" to "Shell".

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B.3. Rumo Logística

The following are the results of Rumo Logistica which represent the performance of logistics services in transportation, storage and port elevation of sugar, both for the Raízen Energia segment and for third parties.

Please note that there is no change in the calculation of results of this business unit, according to the Raízen constitution of June 1, 2011.

Net Revenue

Sales breakdown	Book
Amounts in R$ MM	1Q'12	1Q'11
Net Operating Revenue	141.0	105.4
Loading	41.8	35.0
Transportation	96.1	70.3
Others	3.1	0.1

The Net Revenue of Rumo in the 1Q’12 was R$141.0 million, representing an increase of 33.8% compared to 1Q’11. This increase is largely due to transport operations, which already accounts for 68.2% of the Total Net Revenue through a partnership agreement with ALL and volumes derived directly from Rumo.

In a quarterly comparison, the volume of 2.217 million tons of sugar sold on 1Q’12 represents a decrease of 2.1% over the same quarter in the previous year. This decrease is due to production delays which reduced the volume of sugar exported over the month of April 2011 and the first half of May 2011. Raízen Energy represented 26.4% of the total volume recorded, which is equivalent to 585,3 thousand tons in the period. In contrast, the average price 1Q’12 was R$63.6 per ton, an increase of 36.7% compared to the same quarter in the previous year, which reflected the renegotiation of prices in port elevation agreements and the aggregate amount of transport operations.

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Average Revenue per ton¹

Volume (thd tons) and Average Single Revenue (R$/ton)

Note 1: Total Net Revenue is divided by the volume of elevation.

Cost of Good Sold

COGS	Book
Amounts in R$ MM	1Q'12	1Q'11
Cost of Goods Sold (COGS)	(94.1)	(75.8)

The Cost of Goods Sold of Rumo in 1Q’12 was R$ 94.1 million, representing an increase of 24.2% over the same period in the previous year, primarily due to an increased participation of the transport operation in the period. These costs include port elevation services, transshipment, inside storage and hiring of rail and road freights.

Gross Profit

Gross profit and gross margin	Book
Amounts in R$ MM	1Q'12	1Q'11
Gross Profit - Rumo	46.8	29.6
Gross Margin (%)	33.2%	31.2%

The gross profit of Rumo for the first quarter of 2012 totaled R$46.8 million, representing an increase of 58.4% over the same quarter in the previous year, with a consolidated margin of 33.2%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses	Book
Amounts in R$ MM	1Q'12	1Q'11
Selling Expenses	-	(1.5)
General and Administrative Expenses	(9.0)	(6.5)

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Rumo does not have any selling expenses in the operations and, as previously reported in the Financial Charter for 1Q’11, the amount of R$1.5 million from that quarter refers to the cost of products sold in transshipment and storage that have been reclassified in July 2010.

The general and administrative expenses of Rumo for the present quarter totaled R$9.0 million, which represents an increase of 38.3% in respect to 1Q’11 due to the readjustment on its administrative structure.

EBITDA

EBITDA	Book
Amounts in R$ MM	1Q'12	1Q'11
EBITDA	54.3	36.2
Margin	38.5%	34.4%

Rumo recorded an EBITDA of R$54.3 million in the present quarter, which represents a growth of 49.9% over the same quarter in the previous year. The EBITDA margin was 38.5%, compared to a margin of 34.4% over the same period in the previous year. Depreciation and amortization for the period was R$10.2 million, an increase of 42.5% in comparison with 1Q’11.

CAPEX

CAPEX	Book
Amounts in R$ MM	1Q'12	1Q'11
Consolidated CAPEX	108.3	123.8

Rumo continues with its investment plan and the first quarter of fiscal year of 2011. The total amount invested was R$108.3 million, which was mainly used for the purchase of the last 10 of 50 locomotives already acquired by the Company, permanent investments, and in terminals in the city of Santos and its surroundings. The decrease observed in comparison with the same quarter in the previous year is due to delays in the release of environmental permits for permanent road ways.

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B.4. Other Business

Following are the results of Other Business segment, which comprises industrialization activities and distribution of lubricants of Mobil brand, investments in rural lands and other investments, in addition to the corporate structures of the activities of Cosan Group, except Raízen. As mentioned in section A at the beginning of this Financial Letter, the accounting effects due to Raízen’s constitution were recognized in this business segment. It is worth mentioning that such effects, in addition to having an extraordinary nature, do not affect cash and, therefore, were excluded from the calculation of adjusted EBITDA for a better analysis.

Net Revenue

Sales breakdown	Book
Amounts in R$ MM	1Q'12	1Q'11
Net Operating Revenue	241.1	203.2
Lubricant Sales	230.1	201.7
Other Products and Services	11.0	1.5

Lubricants net revenue reached R$230.1 million in the 1Q'12, representing an increase of 14.1% in comparison with the same quarter in the prior year. This increase is a result of the mix with higher interest in premium lubricant products and the strong increase in sales volume, reaching 43.2 million liters.

Lubricants

Volume (million liters) and Average Unit Price (R$/thousand liters)

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Selling, General and Administrative Expenses

Selling, General and Administrative Expenses	Book
Amounts in R$ MM	1Q'12	1Q'11
Selling Expenses	(54.7)	(33.9)
General and Administrative Expenses	(18.8)	(7.5)

Selling expenses of the Other Business segment amounted to R$54.7 million in 1Q’12 compared to R$33.9 million on the same quarter last year. This increase was due to a higher volume of marketing activities focused on the launch of new products and promotions.

General and administrative expenses amounted to R$18.8 million in 1Q’12. These expenses represent the cost of Cosan’s corporate structure and Lubricants corporate structure.

EBITDA

EBITDA	Book
Amounts in R$ MM	1Q'12	1Q'11
EBITDA	3,342.1	48.3
(-) Effect from Joint Venture (Raízen)	3,315.1	-
Adjusted EBITDA	27.0	48.3
Adjusted EBITDA margin	11.2%	23.8%

Also present in this segment is the amount of the effect from the Raízen formation, which generated a gross income of R$3.3 billion, with no cash impact. This effect is detailed in section A of this Financial Letter.

The Adjusted EBITDA for the first quarter of 2012 was R$ 27.0 million, excluding the effects of the establishment of Raízen. This represents a decrease of 44.1% compared to the same quarter in the previous year.

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C. Consolidated Results

Net Financial Result

Financial Results
Amounts in R$ MM	1Q'12	1Q'11
Gross Debt Charges	(103.1)	(141.0)
Income from Financial Investments	38.7	44.9
(=) Subtotal: Gross Debt Interests	(64.5)	(96.1)
Other Charges and Monetary Variation	(9.2)	(9.6)
Exchange Rate Variation	58.8	(32.2)
Gains (losses) with Derivatives	29.3	7.8
Others	(3.1)	(0.4)
(=) Financial, net	11.3	(130.5)

The financial result in 1Q’12 reported a net revenue of R$11.3 million compared to a net expense of R$130.5 million in the same quarter the previous year.

This variation is mainly due to the following factors:

(i)	The impact of proportional consolidation of debt attributable to Raízen as of 1 June 2011;

(ii)
The net foreign exchange of R$58.8 million in 1Q’12, due to the appreciation of the real against the dollar in this period (R$1.6287/US$ on March 31 of 2011 and R$1.5611/US$ on June 30, 2011), compared to a net foreign exchange variation of R$32.2 million in 1Q’11 due to the devaluation of the real against the U.S. dollar (R$1.7810/US$ on March 31, 2010 and R$1.8015/US$ on June 30, 2010), both applied to the dollar denominated ;

(iii)	A change in the debt profile, mainly due to the uptake of Cosan’s Perpetual Bonds in the amount of US$300.0 million and an increase in BNDES lines, mainly due to investments in rail assets.

Net Profit

Cosan has finished its 1Q’12 achieving a record net profit of R$ 2.3 billion and a net margin of 44.3%. This result is due to Raízen formation impact at this period. Excluding these effects the 1Q’12 net profit would have been of R$ 167.5 million, over passing the total of R$0.4 million at 1Q’11.

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D. Indebtedness

According to negotiations provisions of the establishment of Raízen, Cosan has contributed with an amount of indebtedness equivalent to US$ 2.9 billion. Given the new profile of Cosan's consolidated debt, as of this quarter, we segregated the debts of Raízen (proportionally consolidated at 50% in Cosan) and the remaining debts of Cosan’s business, which are fully consolidated.

Raízen

Excluding PESA debt, Raízen´s gross debt totaled R$5,5 billion in the period ended June 30, 2011, representing an increase of 21.0% compared to the pro forma balance of March 31, 2011 (Cosan's debt contributed to Raízen).

During this period, there a raising of approximately R$1.2 billion, mainly comprised of:

(i)
R$723.9 million of the working capital consists of syndicated bank debt, equivalent to US$450 thousand, maturing in 2 (two) years, with a prepayment clause and quarterly cost of Libor + 2.15% per year, replacing the perpetual bonds issued in 2006 by Cosan of 8.25% p.y. interest cost;

(ii)	R$379 million in advances on exchange agreements;

(iii)	R$127 million in funding from BNDES and other indebtedness with energy cogeneration projects and mechanization of sugarcane fields, among others.

Depreciation for the period totaled approximately R$221 million.

It is important to stress that Raízen has receivables from Shell shareholders in the amount of US$ 1.0 billion, maturing in after the first and second year of its establishment, resulting in an improved debt profile and capacity.

Both debt and the receivable amount of Shell are proportionally consolidated at 50% in Cosan.

Cosan and its Affiliates

Our gross financial debt totaled R$1.3 billion, representing a reduction of 36% compared to the pro forma balance of March 31, 2011, primarily due to the repurchase of Perpetual Bonds (issued in 2006).

Additionally, during this period approximately R$69 million was captured through a Finame line by the affiliate Rumo, for asset investments in rail and port terminals.

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Debt by type
Amounts in R$ MM	1Q'12	4Q'11	% ST	Var. %
Senior Notes 2014	565.9	576.8	3%	-1.9%
Expenses with Debt Placement	(7.3)	(8.3)	32%	-11.3%
BNDES	1,369.4	1,304.1	10%	5.0%
Working Capital	715.4	27.5	1%	2505.9%
Prepaid Exports	662.5	736.5	14%	-10.0%
Senior Notes 2017	642.5	659.0	3%	-2.5%
Advances on Exchange Contracts	596.5	228.2	100%	161.3%
Credit Notes	291.2	324.9	17%	-10.4%
Finame	253.8	269.4	27%	-5.8%
Finem	238.7	252.3	20%	-5.4%
Rural credit	93.9	92.4	100%	1.7%
PROINFA	31.2	32.6	11%	-4.2%
CDCA	30.8	31.4	99%	-1.9%
PASS	0.0	10.0	0%	-100.0%
Expenses with Placement of Debt	(10.6)	(11.1)	17%	-4.2%
Total Raízen	5,473.9	4,525.7		21.0%
Consolidation ( 50% RAIZEN after 01-05)	2,736.9	2,262.8	19%	21.0%

Finame	503.9	436.3	7%	15.5%
Expenses with Placement of Debt	(1.0)	(1.0)	11%	-2.8%
Guaranteed Account	-	24.8	1%	-100.0%
Perpetual Bonds	475.0	1,236.2	7%	-61.6%
Credit Notes	311.7	303.0	11%	2.9%
Expenses with Placement of Debt	(7.5)	(8.2)		-7.9%
Other Businesses	1,282.1	1,991.1		-35.6%
Total Cosan	4,019.2	4,254.0		-5.5%
Availabitity	1,278.2	1,254.1		1.9%
Net Debt	2,741.0	2,999.9		-8.6%

At the end of the 1Q'12 Cosan's cash resources totaled R$1.3 billion, reducing its net debt to R$2.7 billion, equivalent to 1.6 times EBITDA in the last 12 months.

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E. Market Overview

According to UNICA, the 2011/12 harvest of the south-central region follows short of projections, with a reduction in the grinding of sugarcane until the 1st half of July of 14.8% in comparison to the previous crop, totaling 217.3 million tons. The decrease is mostly due to the result of grinding the lack of investment after the crisis, which led to a sugarcane field of advanced age and consequently lower productivity, and also due to unforeseen factors such as frost, above average rainfall in March and flowering of sugar cane. The production mix remains more focused on the sugar cane with 45.8% allocated to this product, compared to 44.4% in the previous harvest, the result of strong physical demand internationally. Thus, we produced 11.9 million tons of sugar and 8.7 billion liters of ethanol, representing reductions of 14.9% and 20.1%, respectively, compared to last season.

Sugar

Source: ESALQ, Bloomberg, Cosan

Due to the above average volume of the rainfall in March as much as to the lower availability of sugarcane, the beginning of the harvest was delayed, leading to lower production of sugar for export in April and May. In these months, exports were respectively 14% and 30% lower than last year. In June, there was strong growth in export volume, where 2.7 million tons of raw and white sugar were exported mainly to the Middle East. In the meantime, China, the biggest importer of sugar, began naming of ships, and appointed in July to 606,000 tons and 150,000 tons in August.

As a result of the high prices in the domestic market and the production of 10.5 million tons, 3.5 million less than domestic demand, China released strategic stocks to stop the price increase. Thus, it will probably need a strong import program in order to rebuild stocks.

The 2010/11 season ended in India with a production just over 24 million tons of sugar, 2 million of which have been exported and 1 million have been released on the export program

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OGL. A domestic surplus of about 2.5 million tons is projected for the next cycle as much as the production of 26 million tons, maintaining the exportable surplus.

In Thailand, the crop productivity was higher than expected which, despite the difficulties of loading of the sugar in the Thai ports, balanced the scarcity of Brazilian sugar in the first quarter due to the delayed start of harvest in south-central Brazil. The occurrence of favorable climate and the high prices of the domestic market should lead the sugar production in Thailand from 10.2 to 10.7 million tons in the harvest that begins in the last quarter of this year.

The 2011/2012 harvest in Russia due to increased planted area to 1.2 million hectares and the favorable climate for development of the beet-growing, produce about 4.3 million tons of sugar just before 2.7 million tons in the previous cycle, reducing the need for imports to 1.5 million tons.

Considering the severe frost in Argentina, the estimate of sugar production was revised from 2.2 to less than 1.9 million tons. With domestic consumption of 1.8 million tons and mandatory blending of ethanol in gasoline of 5%, the availability for export has been significantly reduced.

Despite the likelihood of increased production due to rainfall extremely beneficial for sugar beet growing in the month of July, the European Union issued licenses to import 200,000 tons of sugar duty-free. Likewise, Mexico has authorized the import of 150 000 tons of white sugar on the world market (out of quota) to stabilize their balance due to strong exports to the United States. It is still possible that the Mexican government authorized the import of 100,000 tons additional information if the exports of 1.26 million tons to the United States are met. This fact is not very unlikely as the Department of Agriculture (USDA) has approved more than a quota of about 109,000 tons of import and valid until end of September, bringing the total imports for the year 2011 to 1.52 million tons.

Due to this scenario, the price of raw sugar has remained quite high, with an average of $ 24.45 US ¢ / lb. in 1T'12, 57.4% higher than 1T'11. However, it was 19.9% below the average price of $ 30.54 USS. ¢ / lb. of 4T'11, quarter in which the maximum price achieved was US$ 35.31 ¢ / lb.

The sugar in the international market, average price of US$ 668.89 / ton in the period, 36.2% higher than 1T'11 and 11.0% lower than 4T'11, respectively, with premium white, on average, US$ 129.85 / ton compared to US $ 147.41 / ton in 1T'11 and US$ 78.06 / ton in 4T'11.

In 1T'12, the Real appreciated against the dollar, with the average price of $ 1.59 / US$4.3% below the average of the previous quarter. Over this period, was even quoted at R $ 1.63 / US$, due to the debt crisis in Europe with Portugal, Italy, Greece and Spain and also the U.S. economic outlook. The quotation at the end of the period was R$ 1.56 / US$, compared with $ 1.80/$ in June 2010 and $ 1.63 / $ in March 2011.

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In the domestic sugar market, the average price in the crystal 1T'12, ESALQ based, was R$ 60.25 per bag of 50kg, or $ 34.28 US ¢ / lb., representing a decrease of 14.9% over the previous quarter and an increase of 36.6% compared to 1T'11, mainly due to the beginning of the harvest of the south- central region.

Etanol

Source: ESALQ, Bloomberg, Cosan

Considering the total supply of ethanol, until the first half of July there was production of 8.7 billion gallons, down 20% over the same period in 2010. However, the production of anhydrous grew 14%, therefore, hydrous with a drop of 32% responsible for the largest drop in total supply.

The low supply of hydrous, resulted in their high prices in the period, leading consumers to migrate to the gasoline fuel with 25% anhydrous formula. As a result, sales of hydrous fell 31% in the second quarter of 2010 and the dry had a 25% increase. Therefore, this increase in the production of anhydrous reflects not only the returns of the product, but also the effort of the plants to ensure the government not to miss the end product of the harvest.

Ethanol prices fall even with the increased pace of the harvest of first harvest in mid-June showed recovery, and at high levels. The ESALQ index for hydrated reached the minimum of the year in May to $ 0.97 / l, but rebounded in June by closing the month at $ 1.10 R / l on average, both values PVU (Plant and Vehicle Unit), without taxes. A similar movement occurred in the ESALQ index for anhydrous, when it reached a low of R $ 1.14 / l and closed the month of June at $ 1.20 / l on average. The average hydrated and anhydrous are above the average June/10, with values 50% and 43% higher, respectively.

In the first quarter of the 2011/12 season there were countless debates to avoid the scenario of shortages during the off season among which the reduction of the mandatory blend of anhydrous in gasoline from the current levels of 25% to 18% - 20%, reducing the CIDE (Contribution for Intervention in the Economic Domain) on gasoline to prevent the fall in the mix impact of an increase in retail gasoline prices, restriction of credit lines to plants that

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maximize the production of sugar, the establishment of compulsory stocks at the end of the dry season ( 8% related to the production of the previous harvest and subsequent 15 days of consumption), the obligation of contracts of long-term supply of anhydrous, the change in societal requirements for the establishment of ECE - Empresa Comercializadora de Etanol (ethanol trading company) and the compulsory registration of the supplier and sending data to the National Petroleum Agency (ANP).

Moreover, since the harvest did not meet our initial expectations and in order to ensure the supply of fuel in the country, there was a strong import program of anhydrous ethanol in Brazil, having been imported 400,000 m3 of the United States and at least another 280,000 m3 are already negotiated to be delivered until the end of the harvest. The average rate of the price of hydrous ethanol relative to gasoline in Brazil, weighted by the fleet, according to the ANP, was approximately 72.9% at the end of 1T'12, with levels below the 70% parity in just five states, representing approximately 48.4% of the flexible-fuel vehicles fleet in the country.

Fuels

According to data from ANFAVEA in the quarter more than 700,000 flexible-fuel vehicles were sold, 11% higher than the amount sold in the same quarter last year.

According to ANP, the sales volume of diesel was 4.1 billion gallons in April and 4.4 billion gallons in May, respectively 2.7% and 8.1% higher than the previous year. The accumulated sales volume in these two months was 4.8% higher than last year. On the other hand, ethanol, above parity in 22 states, had a cut in trading volumes of 59.1% and 34.7% compared to the months April and May last year, respectively. Thus, there were 500.3 million gallons sold in April and 861.0 million liters in May. In the same month of gasoline sales volumes were 3.1 and 2.8 billion liters, increases of 29.1% and 21.0% respectively, reflecting the migration of consumers of ethanol towards gasoline.

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F. Material Facts

Þ
On April 5th, Cosan has requested the consent to change certain clauses of the deed ("Indenture") governing its 8.25% Perpetual Notes issued in 2006. Such consent would (1) the redemption of the Bonds at a cash price equal to the Redemption Price and on the Redemption Date, (2) elimination of the obligation of the Trustee to automatically cancel any Bonds redeemed, and (3) award, given Holders that have been paid, any Bonuses held by Cosan Cayman Limited remains open.

Þ
On April 7th, Cosan and Cosan Limited announced to their shareholders and to the market that have successfully completed negotiations on the open issues of the Framework Agreement with Shell Brazil Holdings BV ("Shell") and signed an Addendum to this Agreement. It was determined that (i) the operation of the retail segment of sugar is retained by Cosan and (ii) the average exchange rate for converting the first portion of cash to be received by Shell and the net debt to be contributed by Cosan will be R$ 1.6287 / US$ (PTAX of March 31st 2011).

Þ
On April 11th, Cosan and Cosan Limited stated that, as announced in Relevant Fact of August 25th, 2010, the Raízen Joint Venture would adopt a compensation plan for the administration that would remain in force during the lifetime of the joint venture proposal. The terms and values of this compensation plan were still under discussion.

Þ
On April 26th, Cosan confirmed for April 29th, 2011 the Expiration Date to request for consent to change certain clauses of the deed ("Indenture") that governed its 8.25% Perpetual Notes issued in 2006. Holders of Bonds on April 4th, 2011 ("Holders") who gave consent before the Expiring Date would be eligible to receive the Consent Award of $ 2.50 for each $ 1,000 principal amount with respect to Bonus for which the consent was granted.

Þ	On May 2nd, Cosan announced having obtained consent to change certain clauses of the document (the "Indenture") governing its 8.25% Perpetual Notes issued in 2006.

Þ
On May 17th, Cosan said that concluded on May 16, 2011, the repurchase of all of its US$ 450,000,000.00 in Perpetual Bonds issued in 2006 with annual cost of 8.25% per year. These bonuses have been replaced by syndicated bank debt of up to 2 (two) years, with a clause for prepayment and quarterly LIBOR cost + 2.15% pa. This debt, contracted at a lower cost than the Perpetual Bonds, was contributed to Raízen. This operation reflected the active management of the Company's indebtedness, resulting in savings of approximately $ 25 million a year in interest expenses for Raízen;

Þ
On June 2nd, Cosan and Cosan Limited completed the reorganization established in the Framework Agreement signed with Shell Brazil Holdings BV. The constitution of Raízen Energia Participações SA and Raízen Combustíveis S.A resulted in the world's largest producer of sugar, ethanol and bio-energy of cane sugar and one of the largest fuel distributors of the Brazilian market. Net debt contributed to the Cosan Raízen was R$ 4.94 billion, plus other adjustments. Rubens Ometto Silveira Mello was the Chairman of the Board of Directors of both companies for the duration of the Joint Venture. He had a leading role in its strategic development and growth, and would receive a net annual salary of approximately R$13 million. He also would be entitled to a variable bonus for the next five years, tied to meeting certain operating performance indicators, which

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would be in line with the indicators established for the Board of the Joint Venture. His annual target bonus would be 25% of his Fixed Remuneration.

Þ
On June 13th, Cosan and Amyris Inc. announced the signing of an agreement to implement the Joint Venture as a final step to start Novvi SA operations, a Brazilian company created for the development, production and worldwide trade of renewable base oils made from Biofene®, Amyris’ renewable farnesene.

Þ
On July 11th, Cosan announced that its subsidiary, Cosan Overseas Limited, priced on July 6th, 2011 sales of US$200 million to reopen the issue of their Perpetual "Senior Notes" issued on October 29th, 2010, according to regulation "Reg S". The perpetual notes were issued at a price of 103% of face value which corresponds to an effective interest rate of 7.429%, are guaranteed by Cosan S.A. Indústria e Comércio e pela Cosan Lubrificantes e Especialidades S.A. and received Ba2 rating (on review for possible upgrade) by Moody's, BB (stable) by Standard and Poor's, and BB (stable) by Fitch. Cosan would utilize these resources for general corporate purposes, including the strengthening of working capital.

Þ
On July 29th, Cosan announced to shareholders that, as proposed by the Board of Directors Meeting held on June 29th 2010, the distribution of dividends was approved at the Annual and Ordinary and Extraordinary General Assembly held on July 29th 2011 relating to the examination and approval financial statements for the year that ended on March 31st 2011, under the following terms: a) dividends would be paid to shareholders for the 2011 fiscal year, ended on March 31st, 2011, totaling R $ 200,000 .000 (two hundred million reais), corresponding to R $ 0.492271565 per share, without withholding tax; b) these dividends would have as a basis for calculating the equity position of July 29th 2011, and, from August 1st 2011, the Company's shares would be traded "ex" dividend ; c) the date of payment of dividends should be defined on the Board of Directors Meeting to be held on August 12th, 2011 d) the corresponding credit would be carried out individually for each shareholder, based on the shareholding referred to in item a) above.

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G. Guidance

This section contains guidance ranges for selected key parameters of the Company for the fiscal year 2012, which began on April 1st, 2011 and will end on March 31st, 2012. Note that statements in other sections of this letter may also contain projections. These projections and guidance are merely estimates and indicative, and should not be construed as a guarantee of future performance.

This guidance takes into consideration the operations held by the Cosan group today, which includes Raízen Energia, Raízen Combustíveis, Rumo and Other Business.

		2010 FY	2011 FY	2012 FY	Review 2012 FY
	Net Revenues	15,336	18,063	25,000 ≤ ∆ ≤ 27,500	25,000 ≤ ∆ ≤ 27,500
Cosan	EBITDA (R$MM)	2,141	2,671	1,800 ≤ ∆ ≤ 2,200	1,800 ≤ ∆ ≤ 2,200
Consolidado	Net Profit/Loss (R$MM)	986	772	-	-
	Capex (R$MM)	1,926	2,500	2,000 ≤ ∆ ≤ 2,300	2,000 ≤ ∆ ≤ 2,300
		2010 FY	2011 FY	2012 FY	Review 2012 FY
	Volume of crushed sugarcane ('000 tons)	50,314	54,238	56,000 ≤ ∆ ≤ 60,000	53,000 ≤ ∆ ≤ 56,000
	Volume of sugar sold ('000 tons)	4,135	4,291	4,200 ≤ ∆ ≤ 4,600	3,900 ≤ ∆ ≤ 4,300
Raízen Energia	volume of ethanol sold (millions of liters)	2,148	2,247	2,100 ≤ ∆ ≤ 2,300	2,000 ≤ ∆ ≤ 2,300
	Volume of energy sold ('000 MW)	596	1,254	1,400 ≤ ∆ ≤ 1,600	1,200 ≤ ∆ ≤ 1,400
	EBITDA (R$MM)	1,711	2,130	1,900 ≤ ∆ ≤ 2,300	1,800 ≤ ∆ ≤ 2,100
		2010 FY	2011 FY	2012 FY	Review 2012 FY
Raízen	Volume of Fuel Sold (millions of liters)	-	-	21,000 ≤ ∆ ≤ 23,000	21,000 ≤ ∆ ≤ 23,000
Combustiveis	EBITDA (R$MM)	-	-	850 ≤ ∆ ≤ 1,050	900 ≤ ∆ ≤ 1,200
		2010 FY	2011 FY	2012 FY	Review 2012 FY
Rumo	Volume of loading ('000 tons)	8,124	7,841	9,000 ≤ ∆ ≤ 11,000	9,000 ≤ ∆ ≤ 11,000
	Volime of transportation ('000 tons)	-	5,000 ≤ ∆ ≤ 6,000	6,000 ≤ ∆ ≤ 8,000	6,000 ≤ ∆ ≤ 8,000
		2010 FY	2011 FY	2012 FY	Review 2012 FY
Others	Lubricants Volume	131	166	170 ≤ ∆ ≤ 190	170 ≤ ∆ ≤ 190

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F. Cosan S.A.

Financial Statements

	Income Statement	Jun'10	Sept'10	Dec'10	Mar'10	Jun'11
	(in R$ million)	1Q'11	2Q'11	3Q'11	FY'11	1Q'12
(=)	Net Operating Revenue	3,999.6	4,716.1	4,738.4	18,063.5	5,188.0
(.)	Cost of Goods Sold and Services Rendered	(3,522.7)	(3,995.2)	(4,160.0)	(15,150.1)	(4,600.0)
(=)	Gross Profit	476.9	720.9	578.5	2,913.4	588.0
	Margin	11.9%	15.3%	12.2%	16.1%	11.3%
(-)	Operating Income (Expenses):	(339.0)	(442.6)	(407.9)	(1,600.8)	2,925.9
(-)	Selling	(216.1)	(265.5)	(271.9)	(1,026.0)	(261.2)
(-)	General and Administrative	(120.6)	(137.9)	(132.4)	(541.0)	(150.0)
(±)	Other Operating Income (Expenses), Net	(2.3)	(39.1)	(3.6)	(33.8)	22.0
(±)	Gain on tax recovery program	-	-	-	-	-
(±)	Joint Venture formation income (expenses)	-	-	-	-	3,315.1
(=)	Operating Income (Loss)	137.9	278.3	170.5	1,312.6	3,513.9
(±)	Non-Operating Income (Expenses):	(124.7)	88.8	(81.5)	(121.5)	13.2
(±)	Financial Income (Expenses), Net	(130.5)	86.4	(89.4)	(146.7)	11.2
(±)	Earnings (Losses) on Equity Investments	5.8	2.4	7.8	25.2	2.0
(=)	Income (Loss) Before taxes	13.2	367.1	89.0	1,191.1	3,527.1
	Margin	0.3%	7.8%	1.9%	6.6%	68.0%
(±)	Income and Social Contribution Taxes	(11.0)	(126.2)	(42.3)	(414.5)	(1,224.6)
(±)	Minority Interest	(1.7)	10.7	(8.0)	(5.0)	(3.1)
(=)	Net Income	0.4	251.5	38.7	771.6	2,299.3
	Margin	0.0%	5.3%	0.8%	4.3%	44.3%

31 of 36

Balance Sheet

Balance Sheet	Jun'10	Sept'10	Dec'10	Mar'10	Jun'11
(in R$ million)	1Q'11	2Q'11	3Q'11	FY'11	1Q'12
Cash and Cash Equivalents	1,054.9	988.4	1,136.9	1,254.1	1,278.2
Restricted Cash	51.3	76.0	276.2	187.9	60.2
Trade Accounts Receivable	619.1	760.0	657.5	594.9	825.2
Derivative Financial Instruments	144.5	166.0	180.0	55.7	60.2
Inventories	1,066.3	1,626.8	1,642.7	670.3	1,002.0
Advances to Suppliers	323.5	293.9	268.6	229.3	172.2
Related Parties	50.5	21.8	20.8	14.7	680.3
Recoverable Taxes	355.4	396.4	401.1	375.0	411.7
Other Assets	46.7	51.3	81.8	80.4	98.9
Current Assets	3,712.2	4,380.5	4,665.5	3,462.3	4,588.9
Deferred Income and Social Contribution Taxes	680.0	744.3	823.5	715.3	1,026.4
Advances to Suppliers	52.5	65.1	85.5	46.0	27.5
Related Parties	79.6	77.8	76.0	92.0	1,215.4
Recoverable Taxes	38.8	36.6	36.0	55.1	124.5
Judicial Deposits	168.9	173.6	180.9	218.4	372.5
Other financial assets	367.3	378.2	392.3	420.4	290.3
Other Assets	459.6	464.5	498.4	443.8	1,103.6
Investments	267.4	287.5	294.7	304.1	333.9
Biological Assets	932.8	873.6	894.8	1,561.1	795.1
Property, Plant and Equipment	6,360.3	6,432.0	6,799.9	7,980.5	8,260.0
Intangible	3,379.2	3,370.0	3,355.7	3,445.7	4,125.3
Non-current Assets	12,786.4	12,903.4	13,437.6	15,282.4	17,674.4
Total Assets	16,498.6	17,283.8	18,103.2	18,744.7	22,263.4
Loans and Financings	854.3	1,052.5	1,124.0	916.4	627.1
Derivatives Financial Instruments	37.4	96.1	379.0	132.3	94.3
Trade Accounts Payable	716.3	832.1	754.4	558.8	621.6
Salaries Payable	219.9	225.5	175.6	183.6	183.3
Taxes and Social Contributions Payable	197.4	239.2	218.8	245.3	247.1
Dividends Payable	116.6	7.0	7.0	190.3	195.7
Related Parties	120.1	66.0	74.6	41.2	186.8
Other Liabilities	189.4	198.4	180.3	189.6	273.1
Current Liabilities	2,451.3	2,716.7	2,913.8	2,457.4	2,428.9
Loans and Financing	5,322.7	5,310.8	5,961.7	6,274.9	3,699.4
Taxes and Social Contributions Payable	597.3	605.8	618.2	639.1	1,123.0
Provision for Legal Proceedings	625.0	642.9	650.1	666.3	940.8
Earn-out provision	-	-	225.0	-	-
Related Parties	-	-	-	4.4	371.2
Pension Fund	-	2.1	12.2	24.4	25.9
Deferred Income and Social Contribution Taxe	1,123.6	1,215.6	1,250.9	1,511.0	3,546.4
Other Liabilities	374.5	377.7	153.7	382.9	814.4
Non-current Assets	8,043.0	8,155.0	8,871.7	9,502.9	10,521.0
Common stock	4,687.8	4,691.1	4,691.1	4,691.8	4,691.8
Treasury Stocks	(4.2)	(4.2)	(19.4)	(19.4)	(19.4)
Capital Reserve	511.3	564.8	439.3	537.5	637.8
Profits Reserve	374.2	290.8	290.8	1,249.0	1,249.0
Accumulated profits (losses)	370.3	621.8	660.5	-	2,299.3
Shareholders' Equity	5,939.4	6,164.4	6,062.4	6,458.9	8,858.6
Minority Shareholders' Interest	64.9	247.8	255.3	325.5	454.9
Shareholders' Equity	6,004.3	6,412.1	6,317.7	6,784.3	9,313.4
Total Shareholders' Equity and Liabilities	16,498.6	17,283.8	18,103.2	18,744.7	22,263.4

32 of 36

Cash Flow

Statement of Cash Flows	Jun'10	Sept'10	Dec'10	Mar'11	Jun'11
(in R$ million)	1Q'11	2Q'11	3Q'11	FY'11	1Q'12
Net Income	0.4	251.5	38.7	771.6	2,299.3
Non-cash Adjustments:	-	-	-	-	-
Depreciation & Amortization	157.9	190.8	152.3	742.3	165.8
Biological Assets	175.2	230.2	207.4	234.8	117.0
Earnings (Losses) from Equity Investments	(5.8)	(2.4)	(7.8)	(25.2)	(2.0)
Losses (Gains) in Fixed Assets Disposals	3.1	(11.8)	2.1	(35.3)	17.0
Deferred Income and Social Contribution Taxes	(0.7)	104.4	16.4	329.1	1,197.8
Judicial demands' provision	10.7	18.9	(3.3)	26.9	33.1
Minority Shareholders' Interest	1.7	(10.7)	8.0	5.0	3.1
Interest, monetary and exchange variations, net	167.0	(62.2)	53.2	238.5	(33.7)
Joint Venture formation income (expenses)	-	-	-	-	(3,315.1)
Gain on tax recovery program	-	-	-	-	-
Capital gains	-	(223.1)	-	-	-
Other Non-cash Items	19.4	206.9	(0.9)	7.5	5.2

Variation on Assets and Liabilities	31.1	(774.5)	(223.1)	42.0	-
Trade Accounts receivable	153.3	(153.4)	135.5	164.7	(123.3)
Restricted Cash	-	-	-	(143.0)	113.5
Inventory	(304.0)	(440.8)	(19.4)	84.6	(326.6)
Related Parties	-	-	-	(50.1)	(1,747.4)
Advances to Suppliers	(76.7)	16.9	4.9	16.8	(122.1)
Trade Accounts payable	146.9	115.8	(77.7)	(32.4)	241.2
Salaries payable	78.3	5.6	(49.9)	36.2	110.9
Derivative Financial Instruments	70.7	(214.6)	(108.4)	13.3	(79.8)
Taxes and Social Contributions Payable	(29.0)	34.2	(23.2)	-	908.8
Other assets and liabilities, net	39.0	(98.2)	(101.6)	(48.3)	429.6

Cash Flow from Operating Activities	560.0	(82.0)	243.5	2,379.1	(107.6)

Aquisitions, net of aquired cash and advances for fut	-	-	-	(157.3)	-
Contributed cash to Raízen's formation	-	-	-	-	(173.1)
Dividends	-	-	-	-	-
Additions on Investments, Net of Cash Received	(3.7)	(12.7)	-	-	-
Additions on Property, Plant and Equipment	(513.9)	(312.6)	(533.0)	(2,291.6)	(491.5)
Biological Assets expenses	(194.6)	(198.1)	(174.8)	(745.6)	(217.2)
Cash Received on Sale of aviation fuels business	-	-	-	-	-
Cash Received on Sale of other Fixed Assets	0.7	17.2	2.2	48.8	-
Cash Received on Aquisitions or Mergers	-	-	-	-	-
Cash Flow from Investment Activities	(711.5)	(506.2)	(705.5)	(3,145.7)	(881.8)

Additions of Debt	642.4	495.9	1,101.2	2,719.5	1,281.1
Payments of Principal and Interest on Debt	(561.6)	(224.7)	(458.2)	(1,967.9)	(407.5)
Capital Increase	-	-	-	4.0	-
Capital Increase by noncontrolling interests	-	403.3	-	400.0	139.9
Treasury Stock	-	-	(15.2)	(15.2)	-
Dividends	-	(193.0)	-	(193.1)	-
Related Parties	-	-	-	37.1	-
Cash Flows from Financing Activities	80.7	481.5	627.8	984.3	1,013.5

Total Cash Flow	(23.5)	(66.5)	148.5	175.7	24.1

Cash & Equivalents, Beginning	1,078.4	1,054.9	988.4	1,078.4	1,254.1
Cash & Equivalents, Closing	1,054.9	988.4	1,136.9	1,254.1	1,278.2

33 of 36

G. Cosan Ltd.

Financial Statements

	Income Statement	Jun'10	Sept'10	Dec'10	Mar'10	Jun'11
	(in R$ million)	1Q'11	2Q'11	3Q'11	FY'11	1Q'12
(=)	Net Operating Revenue	3,999.6	4,716.1	4,738.4	18,063.5	5,188.0
(-)	Cost of Goods Sold and Services Rendered	(3,522.7)	(3,995.2)	(4,160.0)	(15,150.1)	(4,600.0)
(=)	Gross Profit	476.9	720.9	578.5	2,913.4	588.0
	Margin	11.9%	15.3%	12.2%	16.1%	11.3%
(-)	Operating Income (Expenses):	(339.7)	(443.9)	(409.2)	(1,605.3)	2,481.6
(-)	Selling	(216.1)	(265.5)	(271.9)	(1,026.0)	(261.2)
(-)	General and Administrative	(121.3)	(139.3)	(133.7)	(545.5)	(150.5)
(±)	Other Operating Income (Expenses), Net	(2.3)	(39.1)	(3.6)	(33.8)	22.0
(±)	Gain on tax recovery program	-	-	-	-	-
(±)	Joint Venture formation income (expenses)	-	-	-	-	2,871.2
(=)	Operating Income (Loss)	137.2	277.0	169.3	1,308.1	3,069.5
(±)	Non-Operating Income (Expenses):	(129.0)	87.9	(81.2)	(126.0)	13.5
(±)	Financial Income (Expenses), Net	(134.8)	85.6	(89.0)	(151.1)	11.6
(±)	Earnings (Losses) on Equity Investments	5.8	2.4	7.8	25.2	2.0
(=)	Income (Loss) Before taxes	8.2	364.9	88.1	1,182.2	3,083.1
	Margin	0.2%	7.7%	1.9%	6.5%	59.4%
(±)	Income and Social Contribution Taxes	(11.0)	(126.2)	(42.3)	(414.5)	(1,224.6)
(±)	Minority Interest	(1.9)	(85.2)	(22.7)	(296.8)	(873.0)
(=)	Net Income	(4.7)	153.4	23.1	470.9	985.5
	Margin	-0.1%	3.3%	0.5%	2.6%	19.0%

34 of 36

Balance Sheet

Balance Sheet	Jun'10	Sept'10	Dec'10	Mar'10	Jun'11
(in R$ million)	1Q'11	2Q'11	3Q'11	FY'11	1Q'12
Cash and Cash Equivalents	1,083.4	1,009.0	1,155.6	1,271.8	1,295.3
Restricted Cash	51.3	76.0	276.2	187.9	60.2
Trade Accounts Receivable	619.1	760.0	657.5	594.9	825.2
Derivative Financial Instruments	144.5	166.0	180.0	55.7	60.2
Inventories	1,066.3	1,626.8	1,642.7	670.3	1,002.0
Advances to Suppliers	323.5	293.9	268.6	229.3	172.2
Related Parties	50.5	21.8	20.8	14.7	680.3
Recoverable Taxes	355.4	396.4	401.1	375.0	411.7
Other Assets	47.5	51.6	82.5	81.0	99.0
Current Assets	3,741.5	4,401.3	4,685.0	3,480.6	4,606.2
Deferred Income and Social Contribution Taxes	680.0	744.3	823.5	715.3	1,026.4
Advances to Suppliers	52.5	65.1	85.5	46.0	27.5
Related Parties	79.6	77.8	76.0	92.0	1,215.4
Recoverable Taxes	38.8	36.6	36.0	55.1	124.5
Judicial Deposits	168.9	173.6	180.9	218.4	372.5
Other financial assets	367.3	378.2	392.3	420.4	290.3
Other Assets	464.4	470.9	504.4	449.3	1,108.3
Investments	267.4	287.5	294.7	304.1	333.9
Biological Assets	932.8	873.6	894.8	1,561.1	795.1
Property, Plant and Equipment	6,360.3	6,432.0	6,799.9	7,980.5	8,260.0
Intangible	3,823.1	3,813.9	3,799.6	3,889.6	4,125.3
Non-current Assets	13,235.1	13,353.7	13,887.6	15,731.8	17,679.2
Total Assets	16,976.6	17,755.0	18,572.6	19,212.4	22,285.3
Loans and Financings	899.4	1,094.9	1,165.7	957.1	666.1
Derivatives Financial Instruments	37.4	96.1	379.0	132.3	94.3
Trade Accounts Payable	716.3	832.1	754.4	558.8	621.6
Salaries Payable	219.9	225.5	175.6	183.6	183.3
Taxes and Social Contributions Payable	197.4	239.2	218.8	245.3	247.1
Dividends Payable	44.0	2.2	2.0	72.2	82.9
Related Parties	120.1	66.0	74.6	41.2	186.8
Other Liabilities	190.0	199.2	181.1	190.4	273.8
Current Liabilities	2,424.4	2,755.1	2,951.2	2,380.8	2,355.9
Loans and Financing	5,322.7	5,310.8	5,961.7	6,274.9	3,699.4
Taxes and Social Contributions Payable	597.3	605.8	618.2	639.1	1,123.0
Provision for Legal Proceedings	625.0	642.9	650.1	666.3	940.8
Earn-out provision	-	-	-	-	-
Related Parties	-	-	-	4.4	371.2
Pension Fund	0.0	2.1	12.2	24.4	25.9
Deferred Income and Social Contribution Taxes	1,123.6	1,215.6	1,250.9	1,511.0	3,546.4
Other Liabilities	374.5	377.7	378.7	382.9	814.4
Non-current Assets	8,043.0	8,155.0	8,871.7	9,502.9	10,521.0
Common stock	5.3	5.3	5.3	5.3	5.3
Capital Reserve	3,667.1	3,695.7	3,608.5	3,668.2	3,725.5
Profits Reserve	-	-	-	-	1,872.5
Accumulated profits (losses)	531.0	565.1	588.2	887.3	-
Shareholders' Equity	4,203.4	4,266.2	4,202.0	4,560.9	5,603.3
Minority Shareholders' Interest	2,305.9	2,578.7	2,547.7	2,767.8	3,805.0
Shareholders' Equity	6,509.3	6,844.9	6,749.7	7,328.7	9,408.4
Total Shareholders' Equity and Liabilities	16,976.6	17,755.0	18,572.6	19,212.4	22,285.3

35 of 36

Cash Flow

Statement of Cash Flows	Jun'10	Sept'10	Dec'10	Mar'11	Jun'11
(in R$ million)	1Q'11	2Q'11	3Q'11	FY'11	1Q'12
Net Income	(4.7)	153.4	23.1	470.9	985.2
Non-cash Adjustments:	-	-	-	-	-
Depreciation & Amortization	157.9	190.8	152.3	742.3	165.8
Biological Assets	175.2	230.2	207.4	234.8	117.0
Earnings (Losses) from Equity Investments	(5.8)	(2.4)	(7.8)	(25.2)	(1.9)
Losses (Gains) in Fixed Assets Disposals	3.1	(11.8)	2.1	(35.3)	17.0
Goodwill write off aviation business
Deferred Income and Social Contribution Taxes	(0.7)	104.4	16.4	329.1	1,197.8
Judicial demands' provision	10.7	18.9	(3.3)	26.9	33.1
Minority Shareholders' Interest	1.9	85.2	22.7	296.8	872.9
Interest, monetary and exchange variations, net	167.5	(64.9)	52.5	238.5	(27.6)
Joint Venture formation income (expenses)	-	-	-	-	(2,871.2)
Gain on tax recovery program	-	-	-	-	-
Capital gains	-	(220.9)	-	-	-
Other Non-cash Items	19.4	204.7	(0.9)	7.5	3.5

Variation on Assets and Liabilities	31.6	(768.2)	(222.9)	-	-
Trade Accounts receivable	153.3	(153.4)	135.5	164.7	(123.3)
Restricted Cash	-	-	-	(143.0)	113.5
Judicial Deposits	-	-	-	-	(108.1)
Inventory	(304.0)	(440.8)	(19.4)	84.6	(326.6)
Related Parties	-	-	-	-	(1,747.4)
Advances to Suppliers	(76.7)	16.9	4.9	16.8	(122.1)
Trade Accounts payable	146.9	115.8	(77.7)	(32.4)	241.2
Salaries payable	78.3	5.6	(49.9)	36.2	110.9
Derivative Financial Instruments	70.7	(214.6)	(108.4)	13.3	908.8
Taxes and Social Contributions Payable	(29.0)	34.2	(23.2)	(50.1)	(79.2)
Other assets and liabilities, net	39.6	(91.9)	(102.0)	(49.2)	532.4

Cash Flow from Operating Activities	556.0	(80.6)	241.5	2,327.2	(108.2)

Aquisitions, net of aquired cash and advances for fut	-	-	-	(157.3)	-
Contributed cash to Raízen's formation	-	-	-	-	(173.1)
Dividends	-	-	-	-	-
Additions on Investments, Net of Cash Received	(3.7)	(12.7)	-	-	(491.5)
Additions on Property, Plant and Equipment	(513.9)	(312.6)	(533.0)	(2,291.6)	(217.2)
Sugarcane planting and growing costs	(194.6)	(198.1)	(174.8)	(745.6)	-
Cash Received on Sale of aviation fuels business	-	-	-	-	-
Cash Received on Sale of other Fixed Assets	0.7	17.2	2.2	48.8	-
Cash Received on Aquisitions or Mergers	-	-	-	-	-
Cash Flow from Investment Activities	(711.5)	(506.2)	(705.5)	(3,145.7)	(881.8)

Additions of Debt	642.4	495.9	1,101.2	2,719.5	1,281.1
Payments of Principal and Interest on Debt	(561.6)	(224.7)	(458.2)	(1,971.6)	(407.5)
Capital Increase	-	-	-	4.0	-
Capital Increase by noncontrolling interests	-	403.3	-	400.0	139.9
Treasury Stock	-	-	(15.2)	(15.2)	-
Dividends	-	(192.4)	-	(193.1)	-
Related Parties	-	-	-	37.1	-
Exchange rate variation excluding Cash and Cash Equi	0.0	(3.8)	0.2
Cash Flows from Financing Activities	80.8	478.3	627.9	979.5	1,013.5

Total Cash Flow	(27.4)	(68.3)	146.7	161.0	23.5

Cash & Equivalents, Beginning	1,110.8	1,083.4	1,009.0	1,110.8	1,271.8
Cash & Equivalents, Closing	1,083.4	1,015.1	1,155.6	1,271.8	1,295.3

36 of 36

Item 2

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayer’s ID (CNPJ) 50.746.577/0001-15 COMPANY REGISTRY (NIRE): 35.300.177.045 Publicly Held Company	COSAN LIMITED Issuer of BDR Corporate Taxpayer’s ID (CNPJ) 08.887.330/0001-52

Notice to the Market

Rectification and ratification of the Financial Letter for the quarter ended June 30, 2011
(1Q12)

COSAN S.A. INDÚSTRIA E COMÉRCIO (BOVESPA: CSAN3) (“Cosan”) and COSAN LIMITED (BOVESPA: CZLT11 and NYSE: CZZ) republished on this date their Financial Letter for the first quarter of 2012, with the corrected information on depreciation and amortization utilized to calculate EBITDA for the Raízen Energia segment, and, therefore, their Consolidated EBITDA.

Quarter ended June 30, 2011 – R$ '000:

Comparison of the results (EBITDA) reported in 1Q'12 versus adjusted figures:

	TOTAL EBITDA			ADJUSTED EBITDA (Excludes effects of Raízen’s formation)
	Reported	Difference	Revised	Reported	Difference	Revised
Raízen Energia	321,227	90,087	411,314	321,227	90,087	411,314
Raízen Combustiveis	154,287	–	154,287	154,287	–	154,287
Rumo	54,267	–	54,267	54,267	–	54,267
Other Business	3,342,100	–	3,342,100	26,981	–	26,981
Cosan Consolidated	3,871,881	90,087	3,961,968	556,762	90,087	646,849
(-) Eliminations	(116,828)	(27,623)	(144,451)	(116,828)	(27,623)	(144,451)
Cosan Consolidated	3,755,053	62,464	3,817,517	439,934	62,464	502,398

The Company corrected the depreciation and amortization information on the Financial Letter utilized to calculate the EBITDA, since it inadvertently identified it had not included amortization of crops treatment (part of the biological asset) and costs with the inter-harvest crop to adjust operational profit (EBIT), and therefore calculate the EBITDA reported for the Raízen Energia segment.

In addition to the abovementioned adjustment, related to the calculation of the Raízen Energia and Consolidated EBITDA, which did not have any impact on the reported net income, a few reclassifications have also been made (i) in the consolidated cash flow statements, among the depreciation and amortization, biological assets and inventory lines (within the cash flow from operations), and (ii) in the notes regarding the biological assets and notes regarding the segments, which are part of the quarterly financial statements (ITR) for the period ended June 30, 2011. A summary of the changes to the quarterly financial statements is presented below:

i. Cash flow statements

	Consolidated
	06.30.2011
	Reported	Difference	Revised
Cash flow from operations
Net income for the year	2,299,323		2,299,323
Adjustments to reconcile net income for the year with cash from operations:
Depreciation and amortization	256,478	(90,702)	165,776
Biological assets	179,617	(62,666)	116,951
Earnings (Losses) from Equity Investments	(1,961)		(1,961)
Losses (Gains) in Fixed Assets Disposals	17,049		17,049
Deferred Income and Social Contribution Taxes	1,197,772		1,197,772
Judicial demands' provision	33,129		33,129
Minority Shareholders' Interest	3,108		3,108

Interest, monetary and exchange variations, net	(33,684)		(3,684)
Joint Venture formation income (expenses)	(3,315,119)		(3,315,119)
Other	5,182		5,182
	640,894	(153,368)	487,526

Changes in assets and liabilities:
Trade Accounts receivable	(123,256)		(123,256)
Restricted cash	113,484		113,484
Inventory	(479,996)	153,368	(326,628)
Related parties	(1,747,363)		(1,747,363)
Advances to Suppliers	(122,137)		(122,137)
Trade Accounts payable	241,243		241,243
Salaries payable	110,917		110,917
Derivative Financial Instruments	(79,778)		(79,778)
Taxes and Social Contributions Payable	908,l761		908,l761
Other assets and liabilities, net	429,605		429,605

Net cash from operations	(107,626)	–	(107,626)

ii. Notes to the financial statements

a.           Biological Assets

Changes in biological assets (sugarcane) are as follows:

	Consolidated
	Reported	Difference	Revised
Balance at March 31, 2011	1,561,132		1,561,132
Assets contributed to subsidiaries	–		–
Changes in fair value less estimated cost of sales	(70)	20,960	20,890
Expenses with sugarcane planting and tillering	217,181		217,181
Absorption of harvested sugarcane costs (*)	(179,548)	(20,960)	(200508)
Effect from the proportional consolidation by formation of JV (50%)	(803,584)		(803,584)
Balance at June 30, 2011	795,111	–	795,111

(*) from the total R$200,508, R$62,666 were allocated to sugar and ethanol inventories on June 30, 2011

b.           Segments

Next is selected information on results and assets per segment, which were measured in accordance with the same accounting practices used to prepare the consolidated information:

	Raízen Energia (*)			Adjustments and eliminations			Consolidated
	Reported	Difference	Revised	Reported	Difference	Revised	Reported	Difference	Revised
Result for the period (3 months):
Net Operating Revenue	1,637,328		1,637,328	(1,961,219)		(1,961,219)	5,187,980		5,187,980
Domestic Market	1,046,561		1,046,561	(1,961,220)		(1,961,220)	4,597,212		4,597,212
Foreign Market	590,768		590,768	–		–	590,768		590,768
Gross Profit	352,302		352,302	(88,620)		(88,620)	587,981		587,981
Selling, General and Administrative Expenses	(258,449)		(258,449)	97,582		97,582	(411,223)		(411,223)
Income (expenses) from formation of JV	–		–	–		–	3,315,119		3,315,119
Other operating revenue, net	(10,365)		(10,365)	(24,798)		(24,798)	22,022		22,022
Net financial revenues	43,646		43,646	12,499		12,499	11,211		11,211
Income and social contribution taxes	(13,258)		(13,258)	(47,091)		(47,091)	(1,224,643)		(1,224,643)
Net income (loss) for the year	112,179		112,179	(91,148)		(91,148)	2,299,323		2,299,323

Other selected information:
Additions to PPE, intangible assets and biological assets (cash)	607,700		607,700	(64,300)		(64,300)	708,700		708,700
Depreciation and amortization (includes the effects of biological assets)	237,739	90,087	327,826	(100,993)	(27,623)	(128,616)	241,153	62,464	303,617

São Paulo, September 8, 2011

Marcelo Martins
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	September 9, 2011	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer